UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

HKN, Inc.
(Name of Issuer)

Common Stock par value $0.01 per share
(Title of Class of Securities)

40420K103
(CUSIP Number)

Everest Hill Group Inc.
Tropic Isle Building, P.O. Box 3331
Road Town, Tortola
British Virgin Islands, VG 1110

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2019
(Date of Event which Requires Filing of This Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box ☐.

 Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject  to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
Lyford Investments Enterprises Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
CO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
196,349

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
196,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
196,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
AE Finance Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
CO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
196,349

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
196,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
196,349

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
UniPureEnergy Acquisition Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
CO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
62,164

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
62,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,164

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.90%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
Quadrant Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
CO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
36,768

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
36,768

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
36,768

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.41%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
Everest Hill Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
295,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
295,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
Wayne Quasha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
295,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
295,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
Q Management Services (PTC) Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
295,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
295,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
Vicali Services (BVI) Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
295,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
295,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
Susan V. Demers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
295,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
295,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 40420K103	13D

1	NAMES OF REPORTING PERSONS
Andrea J. Douglas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
295,281

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
295,281

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
295,281

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
75.54%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 40420K103	13D

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, $0.01 par value (the “Common Stock”), of HKN, Inc. (the “Issuer”), whose principal executive offices are located at 320 Park Avenue, 18th Floor, New York, NY 10022.

Item 2.	Identity and Background.

This statement on Schedule 13D (the "Statement") is being jointly filed by each of the following persons (being herein collectively referred to as the "Reporting Persons") pursuant to Section 13(d) of the Securities Exchange Act of
1934, as amended (the "Act"), with respect to the Common Stock: Everest Hill Group Inc., a British Virgin Islands company ("Everest"); Lyford Investments Enterprises Ltd., a British Virgin Islands company ("Lyford"); AE Finance Ltd., a British Virgin Islands company ("AEF"); UniPureEnergy Acquisition Ltd., a British Virgin Islands company ("UEA"); Quadrant Management, Inc., a Delaware corporation ("Quadrant"); Q Management Services (PTC) Ltd., a British Virgin Islands private trust company (Q Management), Vicali Services (BVI) Inc., a British Virgin Islands company ("Vicali"), Susan V. Demers, a United States citizen ("Demers"), Andrea J. Douglas, a citizen of New Zealand ("Douglas"), and Wayne Quasha ("Quasha") as the beneficial owner of the WQ, AQ and JQ Trusts.

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) of the Act.

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Statement. Except as expressly otherwise set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

On October 9, 2011, Phyllis Quasha ceased to beneficially own all of the shares of Everest as a result of her death.  During her lifetime Mrs. Quasha settled the Everest Trust under which she was the beneficial owner of Everest. Q Management Services (PTC) Ltd. served as the Trustee of the Everest Trust.  Subsequent to Mrs. Quasha’s death, Wayne Quasha settled a new Everest Trust, which has three sub-trusts, the AQ Everest Trust, the JQ Everest Trust and the WQ Everest Trust. Mr. Quasha appointed the assets from the Everest Trust to the new Everest Trust and its sub- trusts and retains a right to revoke these trusts, making him the ultimate beneficial owner of Everest. Q Management Services (PTC), as Trustee of the AQ Everest Trust, the JQ Everest Trust and WQ Everest Trust now owns all of the shares of Everest which controls UEA, AEF, Lyford and Quadrant.  Vicali Services (BVI) Inc., a British Virgin Islands company ("Vicali"), is the sole director of Everest and Q Management Services (PTC) Ltd., and Susan V. Demers, a United States citizen ("Demers"), and Andrea J. Douglas, a citizen of New Zealand ("Douglas"), are the directors of Vicali.  Wayne Quasha, an Australian citizen, ultimately beneficially owns all of the shares of Everest, and as such, is in a position, indirectly, to determine the investment and voting positions made by Everest.  Everest holds its interest in the issuer through UEA, AEF, Lyford and Quadrant.

Mr. Quasha, , an Australian citizen, is indirectly in a position to determine the investment and voting determinations over the shares of Common Stock of the Issuer held by Everest, and he is therefore deemed to be a beneficial owner of the shares of Common Stock of the Issuer.  Everest holds its interest in the issuer through UEA, AEF, Lyford and Quadrant.

Vicali is the sole director of Everest and Demers and Douglas are the directors of Vicali and each of them have voting power over Vicali and thus power over investment and voting determinations made by Everest.  As such, each of Vicali, Demers and Douglas are therefore deemed to be beneficial owners of the shares of Common Stock of the Issuer.  Each of Vicali, Demers and Douglas disclaim any beneficial ownership interest in the Common Stock owned by Everest.

The principal business address and principal business or occupation of each Reporting Person is as follows:

Name and Business Address	Principal Business or Occupation

Everest Hill Group Inc.	Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

CUSIP No. 40420K103	13D

AE Finance Ltd.	Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

Lyford Investments Enterprises Ltd.	Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

UniPureEnergy Acquisition Ltd.	Investment holding company
Tropic Isle Building
P.O. BOX 3331
Road Town, Tortola
British Virgin Islands VG 1110

Quadrant Management, Inc.	Investment Company
40 West 57th Street, 20th Floor
New York, NY 10019

Wayne Quasha	Investor
Lyford Suites
Suite 12
Lyford Cay Club
Nassau, New Providence
The Bahamas

Q Management Services (PTC) Ltd.	Private Trust Company
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Vicali Services (BVI) Inc.*	Company administration
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Susan V. Demers*	Attorney
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

Andrea J. Douglas*	Accountant
Tropic Isle Building
P.O. Box 3331
Road Town, Tortola
British Virgin Islands VG 1110

During the past five years, no Reporting Person and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 40420K103	13D

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 5(c) below, Everest purchased 6,150 shares of Common Stock for an aggregate purchase price of $39,975 and financed the purchases through cash on hand. The purchases were made through Lyford Investments Enterprises Ltd., which is controlled by Everest.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock of the Issuer for general investment purposes. The Reporting Persons will continuously evaluate their ownership of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, including the availability of other investment opportunities, each Reporting Person may from time to time acquire additional shares of Common Stock that such Reporting Person now owns or may hereafter acquire.

Without limitation of the foregoing (and consistent with their investment purpose), the Reporting Persons will continue to consider alternative courses of action and will in the future take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Such actions, in addition to that discussed above, may include making recommendations to members of management concerning various business strategies, acquisitions, policies, seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, significant equity investment, exchange offer or otherwise, or such other actions as the Reporting Persons may deem appropriate.

Item 5.	Interest in Securities of the Issuer.

          (a) The Reporting Persons may be deemed to be a group according to the rules under the Act, and as such a group, may be deemed to beneficially own an aggregate of 295,281 shares of Common Stock as of November 8, 2019, which was approx. 75.54% of the outstanding Common Stock on such date (all computations of the percentage of Common Stock as reported in the Issuer's latest 10-Q statement, as filed with the Securities and Exchange Commission). As of November 8, 2019, each Reporting Person beneficially owns the following number of shares of Common Stock:

Name of Filing Person	Shares Beneficially Owned	Percent of Outstanding

AE Finance Ltd.	190,199	50.23%
Lyford Investments Enterprises Ltd.	190,199	50.23%
UniPureEnergy Acquisition Ltd.	62,164	15.90%
Quadrant Management, Inc.	36,768	9.41%
Everest Hill Group Inc.	295,281	75.54%
Wayne Quasha	295,281	75.54%
Q Management Services (PTC) Ltd.*	295,281	75.54%
Vicali Services (BVI) Inc.*	295,281	75.54%
Susan V. Demers*	295,281	75.54%
Andrea J. Douglas*	295,281	75.54%

*Disclaims Beneficial Ownership.

(b) Everest is deemed to have the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Common Stock of the Issuer beneficially owned by Everest.  Because of their relationship to Everest as identified in Item 2 above, each of Wayne Quasha, Vicali, Demers and Douglas share voting and dispositive power with regard to the Common Stock owned by Everest and, therefore, may be deemed to have indirect beneficial ownership of the Common Stock of the Issuer owned by Everest.  Each of Q Management, Vicali, Demers and Douglas disclaim any beneficial ownership interest in the Common Stock of the Issuer owned through Everest.

(c) The following transactions were effective by the identified parties during the sixty days preceding the date of filing of this Schedule 13d by such parties on November 8, 2019:

Reporting Person	Date	Buy/Sell	No. of Shares	Price/Share

Everest Hill Group	8-Nov-19	Buy	6,150 shares	$6.50

The transactions listed above relating to Everest were not affected on an exchange.

CUSIP No. 40420K103	13D

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Marco Vega, Director and Chief Financial Officer of the issuer, is also an officer of Quadrant Management Inc. which owns shares in the issuer and is owned by Everest, however, Mr. Vega does not directly or indirectly have any current economic ownership interest in the shares of the Issuer owned by Everest and does not have any power to vote such shares and does not directly or indirectly have any power, authority or control over disposition of such shares.

Except as described herein, none of the Reporting Persons, and none of the executive officers or directors of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or vestment power over securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, by and among Everest Hill Group Inc., Wayne Quasha, Q Management Services (PTC) Ltd., Vicali Services (BVI Inc., Susan V. Demers, Andrea J. Douglas, Lyford Investments Enterprises Ltd., UniPureEnergy Acquisition Ltd. and Quadrant Management, Inc. dated as of November 8, 2019.

CUSIP No. 40420K103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2019

Everest Hill Group Inc. /
Q Management Services (PTC) Ltd.

By:	Vicali Services (BVI) Inc.
Its Director

By:	/s/ Susan V. Demers
Name:	Susan V. Demers
Title:	Director

By:	/s/ Andrea J. Douglas
Name:	Andrea J. Douglas
Title:	Director

AE Finance Ltd.
By:	Vicali Services (BVI) Inc.
Its Director
By:	/s/ Susan V. Demers
Name:	Susan V. Demers
Title:	Director

Lyford Investments Enterprises Ltd.
By:	Vicali Services (BVI) Inc.
Its Director
By:	/s/ Susan V. Demers
Name:	Susan V. Demers
Title:	Director

UniPureEnergy Acquisition Ltd.
By:	Vicali Services (BVI) Inc.
Its Director
By:	/s/ Susan V. Demers
Name:	Susan V. Demers
Title:	Director

Quadrant Management, Inc.
By:	/s/ Marco Vega
Name:	Marco Vega
Title:	CFO

/s/ Wayne Quasha
Name:	Wayne Quasha

November 8, 2019

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).